Exhibit 8.1

List of Significant Subsidiaries of the Registrant

Entity	Place of incorporation
Shenzhen Jayud Logistics Technology Co., Ltd.	PRC
Shenzhen Ronghai Tongda Supply Chain Management Co., Ltd	PRC
Shenzhen Jiayuda Global Supply Chain Co., Ltd.	PRC
Shenzhen Jiayuda E-Commerce Technology Co., Ltd	PRC
Shenzhen Jayud Yuncang Technology Co., Ltd.	PRC
Jayud Global Logistics (Hong Kong) Limited	Hong Kong